EXHIBIT 21

Verizon Communications Inc. and Subsidiaries

Principal Subsidiaries of Registrant at December 31, 2015

Name	State of Incorporation / Organization

Verizon California Inc.	California

Verizon Delaware LLC	Delaware

Verizon Florida LLC	Florida

Verizon Maryland LLC	Delaware

Verizon New England Inc.	New York

Verizon New Jersey Inc.	New Jersey

Verizon New York Inc.	New York

Verizon Pennsylvania LLC	Delaware

GTE Southwest Incorporated (d/b/a Verizon Southwest)	Delaware

Verizon Virginia LLC	Virginia

Bell Atlantic Mobile Systems LLC	Delaware

Cellco Partnership (d/b/a Verizon Wireless)	Delaware

GTE Corporation	New York

GTE Wireless Incorporated	Delaware

MCI Communications Corporation	Delaware

Verizon Americas Inc.	Delaware

Verizon Business Global LLC	Delaware

Cranberry Properties LLC	Delaware